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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                              _________________________

                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                              _________________________

                         T. ROWE PRICE REALTY INCOME FUND IV,
                           AMERICA'S SALES-COMMISSION-FREE
                           REAL ESTATE LIMITED PARTNERSHIP
                              (Name or Subject Company)

                               LIDO ASSOCIATES, L.L.C.
                                       (Bidder)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                              _________________________

                               GREGORY W. PRESTON, ESQ.
                                ROBERT I. NEWTON, ESQ.
                               McDermott, Will & Emery
                             1301 Dove Street, Suite 500
                               Newport Beach, CA 92660
                                    (714) 851-0633

         (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications on Behalf of Bidder)

                              Calculation of Filing Fee

--------------------------------------------------------------------------------
                     Transaction                      Amount of
                      Valuation*                      Filing Fee
                     -----------                      ----------
                     $7,700,000                        $1540.00

--------------------------------------------------------------------------------



    *For purposes of calculating the filing fee only. This amount assumes the purchase of 350,000 Units of limited partnership interests ("Units") of the subject company at $22 in cash per Unit.

[  ]     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:
              Form or Registration Number:
              Filing Party:
              Date Filed:


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CUSIP No.     None                        14D-1
              ----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

                   Lido Associates, L.L.C.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a) / /

                                                                        (b) / /

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

                   WC, AF

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            / /

6.  Citizenship or Place of Organization

                   Delaware

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   40 Units

8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)
                                                                            / /

9.  Percent of Class Represented by Amount in Row (7)

                   .005%

10. Type of Reporting Person (See Instructions)

                   CO

                                     2
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

        (a) The name of the subject partnership is T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate Limited Partnership, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 100 East Pratt Street, Baltimore, Maryland 21202.

        (b) This Schedule relates to the offer by Lido Associates, L.L.C., a Delaware limited liability company(the "Purchaser"), to purchase up to 350,000 outstanding units of limited partnership interests (the "Units") of the Partnership at $22 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Partnership has 779,979 Units outstanding as of September 30, 1996, according to the Partnership's September 30, 1996 Form 10-Q.

         (c) The information set forth in "Introduction" and "Purpose and Effects of the Offer - Effect on Trading Market and Price Range of Units" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchaser" and in Schedules 1 and 2 of the Offer to Purchase is incorporated herein by reference.

         (e)-(g) During the last five years, neither the Purchaser nor any of the persons described in "Certain Information Concerning the Purchaser" or listed on Schedules 1 or 2 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All such persons are United States citizens or United States domestic entities.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in "Certain Information Concerning the Purchaser" and "Past Contacts and Negotiations with the General Partner" of the Offer to Purchase is incorporated herein by reference.

                                      -3-

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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)-(c)   Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) The information set forth in "Introduction," "Purpose and Effects of the Offer" and in "Future Plans" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in "Introduction" and "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in "Certain Information Concerning the Purchaser" and "Past Contacts and Negotiations with the General Partner" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and "Fees and Expenses" is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

         (a)  None.

         (b)-(c) The information set forth in "Certain Legal Matters and Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.
         (d)  None.
         (e)  None.


                                      -4-

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         (f)  Reference is hereby made to the Offer to Purchase and the related
Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)    Offer to Purchase dated December 10, 1996.

         (a)(2)    Letter of Transmittal.

         (a)(3)    Letter to Unitholders dated December 10, 1996.

         (b)       Not applicable.

         (c)(1)    Lido Associates, L.L.C. Operating Agreement.

         (c)(2)    Agreement for Delivery and Use of List of Limited Partners.

         (c)(3)    Waiver Agreement.

         (d)-(f)   Not applicable.

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                                      SIGNATURES
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 1996
                                       LIDO ASSOCIATES, L.L.C.

                                       By:  Koll Tender Corporation II
                                       Its: Managing Member



                                       By: /s/ HAROLD HOFER
                                           ------------------------------------
                                           Name:     Harold Hofer
                                           Title:    Executive Vice President

                                      -6-

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                                    EXHIBIT INDEX

Exhibit                           Description                               Page
-------                           -----------                               ----
(a)(1)        Offer to Purchase dated December 10, 1996

(a)(2)        Letter of Transmittal

(a)(3)        Letter to Unitholders dated December 10, 1996

(c)(1)        Lido Associates, L.L.C. Operating Agreement

(c)(2)        Agreement for Delivery and Use of List of Limited Partners

(c)(3)        Waiver Agreement

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